

Mail Stop 7010

June 5, 2007

Mr. Irit Eluz
Chief Financial Officer and Senior Vice
President Finance and Treasurer
Ampal-American Israel Corporation
111 Arlozorov Street
Tel Aviv, Israel 62098

   RE: **Form 10-K for the Fiscal Year ended December 31, 2006**
      Form 10-Q for the Fiscal Quarter March 31, 2007
      File No. 1-16583

Dear Mr. Eluz:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

         Sincerely,

         Rufus Decker
         Branch Chief